Givemepower Corporation

370 Amapola Ave., # 200A

Torrance, California 90501

February 19, 2021

            Re:      Givemepower Corporation

Registration Statement on Form S-1

Filed January 19, 2021

File No. 333-252208

To whom it may concern:

Please see the answer to your comments below.

Registration Statement on Form S-1 Filed January 19, 2021

General

1.      You disclose throughout the registration statement that you intend to use the proceeds of this offering to acquire businesses in the banking, fintech and digital currency-related industries. It appears that you are a development stage company that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. Additionally, we note that you are conducting this offering on a “best-efforts, self-underwritten basis” with no minimum offering amount. Given that your offering is not a firm commitment offering and that it is possible that you could raise less than $5 million, please revise your offering to comply with Rule 419 of the 1933 Securities Act as applicable. Please see Securities and Exchange Commission Release No. 33-6932 (April 28, 1992). We may have significant additional comments.

We have revised and updated to discuss why we could not be classified as a “blank check company” as defined by Rule 419 of the Securities Act of 1933, as amended, and therefore the registration statement need not comply with the requirements of Rule 419.

Rule 419 – “Blank Check Company”

We are not a “blank check company” as defined by Rule 419 of the Securities Act of 1933, as amended, and therefore the registration statement need not comply with the requirements of Rule 419.  Rule 419 defines a “blank check company” as a company that:

(1) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(2) is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

Under the first test, we could not be classified as a “blank check company” because while we could be rightly classified as a development stage company, we have a very specific business purpose and a bona fide business operation with significant revenue.  E.g., we generated $1,466,000 in the nine months ended September 30, 2020 notwithstanding the Covid-19 shutdown and disruptions.  From August 30, 2019, GiveMePower Corporation operates and manages a portfolio of real estate and financial services assets and operations to empower black persons in the United States through financial tools and resources. Givemepower’s business purpose is primarily focused on: (1) creating and empowering local black businesses in urban America; and (2) creating real estate properties and businesses in opportunity zones and other distressed neighborhood across America.  As at the date of this filing, except for the financial services division, all of our businesses are up and running resulting in revenue of $1,466,000 for the nine months ended September 30, 2020. This feat was achieved in spite of the Covid-19 related shutdowns and business disruptions.  This Offering would be used to capitalize the commencement of the Banking and financial services division of our business. Our business operation owns and holds properties, assets and investments that generate ongoing revenue from operation.   We currently (1) acquire, rehabilitating and reutilizing dilapidated or abandoned properties; (2) acquire and restructure troubled businesses; and (3) conduct job-creating and community-empowering entrepreneurship trainings and investments that empower black person/low-income persons to become self-sufficient.

Thus, we are not a blank check company because we have an operating business with significant operating revenue, that has been thriving even under the harsh conditions of Covid-19 restriction, GiveMePower Corporation failed the first of the “blank check company” test of having no specific business plan or purpose.

Moreover, our business would continue to generate revenue from operations if this offering fails.  Since there can be no assurance that we will be able to raise the capital necessary to acquire, own or hold the financial services business that we have identified.

Furthermore, we have identified two financial services businesses that fit our criteria for acquisition: (1) An established and profitable Bitcoin ATM business with customer based in Los Angeles County.  Established in November 2017, YCO Bitcoin could be purchased for $90,000 and has gross sales of $123,542 and net profit of $57,192 during the last fiscal years.  We had executed a purchase contract with the seller, but had to cancel the contract for now until we could arrange for the financing.   (2) EM loans could be purchased for $16, 000,000 (this price include $12,000,000 in AR secured by low LTV Car Title Loans and guaranteed by another car title company with whom seller has an exclusive agreement.  Established in 2004, EM loans has annual gross sales of $4,000,000 and net income of $2,000,000 during the last fiscal year.  We are still conducting preliminary due diligence on this business and has not signed any agreement except for the Non-disclosure agreement. (3) we have also conducted limited due diligence on Cash-4-You lending services, located at 13345 Telegraph Road, Whittier, CA 90605.

Notwithstanding our progress in negotiating the possible acquisition of these three businesses identified above, there can be no assurance that we will be able to raise the capital necessary to acquire, own or hold the financial services business that we have identified above.  We cancelled the purchased agreement for the YCO Bitcoin business because: (a) we intend to finance the acquisitions of identified businesses with the proceeds from this offering; (b) we do not want to use capital from our other businesses or commitments to finance such acquisitions; and (c) there is no guarantee that we will be able to obtain sufficient financing to acquire these businesses.  Because of the YCO Bitcoin experience, we have not entered into any other agreements or contracts to acquire these identified businesses and in light of the fact that we currently has no commitments for financing that would enable us to acquire the identified businesses, there is no assurance that we would be able to acquire the businesses or that the sellers would wait for us to raise the necessary capital for the acquisition.

Lastly, we have identified some of the candidates for our acquisition. In addition to the two businesses identified above, we have also identified more than six additional financial services businesses that are listed for sale, which we believe fit our investment and acquisition criteria. However, we have not conducted any due diligence or entered into negotiations with the sellers of the six additional financial services.  Moreover, there can be no assurance that we will be able to raise the capital necessary to acquire, own or hold these investments or businesses. Although many of these businesses are sold as soon as they are listed on mergernetwork.com, new one get listed every week, thus, identifying the good ones to buy would not be difficult.

2.      We note that the selling security holders "may sell at prevailing market prices or privately negotiated prices" and that your common stock is quoted on the OTC Pink. Please note that the OTC Pink marketplace is not an established public trading market into which selling stockholders may offer and sell their shares at other than a fixed price. Please revise your cover page and elsewhere in the prospectus to set a fixed price at which the selling stockholders will offer and sell their shares until the common stock becomes quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange and thereafter at prevailing market prices or privately negotiated prices.

We have revised and updated to include a disclosure that the Selling Security Holders may offer and sell their shares at $0.03 per share until the common stock becomes quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange and thereafter at prevailing market prices or privately negotiated prices.

Selling Security Holders, page 97

3.      You state that you are registering common stock held by 26 shareholders. Please revise the disclosure to include the 26 shareholders in the table or advise. Additionally, we note on page 207 that Frank Igwealor is a director at Poverty Solutions, Inc. Please disclose any material relationship the selling security holder has had with you in the past three years. See Item 507 of Regulation S-K.

We have revised and updated this section to update the selling shareholders’ list and also provide disclosure of Mr. Igwealor’s relationship with Poverty Solutions within the past three years.

Officers and Board of Directors, page 206

4.      We note that you have identified two directors in this section. However, in the Form 8-K filed on November 12, 2020 you identified Dr. Solomon Mbagwu, MD and Bishop Christopher E. Milton as directors, effective immediately. Please provide the disclosure required by Item 401 of Regulation S-K.

We have revised and updated to include required information about Dr. Solomon Mbagwu, MD and Bishop Christopher E. Milton as directors.

Securities Ownership of Certain Beneficial Owners and Management, page 216

5.      Please revise your disclosure to identify the natural persons who have voting and investment control over the shares held by the entities listed in the table. Please also provide the addresses of the entities and individuals. See Item 403 of Regulation S-K.

We have revised and updated to identify the natural persons who have voting and investment control over the shares held by the entities listed in the table.

Signatures, page 240

6.      Please identify who is signing in the capacity of your principal financial officer. See Instruction 1 to Signatures on Form S-1.

We have revised and updated to identify who is signing in the capacity of our principal financial officer.

Exhibits

7.      Please file your July3, 2020 loan as an exhibit. See Item 601(b)(10) of Regulation S-K.

We have revised and updated to include the July3, 2020 loan as an exhibit.

Please contact me at blkbnknf@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Givemepower Corporation